CONTRACT FOR SERVICES
Signed on 11/17/2014, between:
Contracting Party:	POTÁSSIO DO BRASIL LTDA.
CNPJ/MF:	10.971.768 / 0001-66
Address	Rua Antônio de Albuquerque n. 156, room 1501, Bairro Funcionários, CEP: 30112-010 - Belo Horizonte, MG.
Legal Representative:	Helio Botelho Diniz

Contractor:	JACOME GESTÃO DE PROJETOS LTDA - EPP
CNPJ/MF:	21.303.258 / 0001-37
Address:	Rua Alvarenga Peixoto, n. 711, fit 1501, Bairro Lourdes, CEP: 30.180-120 - Belo Horizonte, MG.
Legal Representative:	Guilherme Andrade dos Anjos Jacome

WHEREAS the Parties have mutually agreed to the terms and conditions contained in this instrument; and
RESOLVED that this Service Delivery Agreement (“Agreement”), is in accordance with the following terms and conditions:
1. OBJECTIVE
1.1 This Agreement is made by the Contractor to the Contracting Party, for consulting and management services purposes including: mining projects conducted by the Contracting Party, the supervision and coordination of referred projects, hereinafter referred to as “Services”.
2. EXECUTION OF SERVICES
2.1 The Services will be performed under the Contractor’s full and exclusive responsibility, which whom will be responsible for developing within the best available techniques, assuming the risks related to their quality and safety.
2.2 The Services will start on 11/17/2014.
2.3 The Services may be provided at any Contracting Party project headquarters, as well as at its headquarters office and at the Contractor’s premises.
3. PRICE AND PAYMENT CONDITIONS
3.1 For the execution of the Services, the Contracting Party will pay the Contractor the daily base value, or fraction, of R$1,900.00 (one thousand and nine hundred reais) as detailed in the Services provision report in the month previously approved by the Contracting Party, limited to the amount of R$38,000.00 (thirty-eight thousand reais) per month, observing the established in the item below.

3.2 Payments will be made upon presentation of an invoice at the end of each month of validity with the provision of the Services.  After a conference, the Contracting Party will have 5 (five) days to make payment by deposit or bank transfer in an account held by the Contractor to be indicated in writing, subject to the provisions of Clause 12 below.
3.3 Proof of deposit or bank transfer made in accordance with the provisions of item 3.2 above will be considered definitive evidence of discharge of those payments.
3.4 The price stipulated in item 3.1 above includes all expenses necessary for the fulfillment, by the Contractor, of the obligations assumed in this Agreement, including, but not limited to, the value of the labor that is directly or indirectly used in the execution of the Services (including wages, benefits, social and labor charges) and taxes levied on this Agreement or the Services.
3.5 The price stipulated in item 3.1 above will be successively corrected after 12 (twelve) months have elapsed, by agreement between the Parties, by the variation of the IGP-M / FGV in the same period.
3.6 In addition to the price stipulated above, the Contracting Party shall grant the Contractor or its related party, stock options (stock options) of Brazil Potash Corp., a company incorporated and existing under the laws of the province of Ontario, Canada, in the amount of 200,000 (two hundred thousand) units, under price and term conditions to be defined at the sole discretion of the Board of Directors of Brazil Potash Corp.
4. DAYS NOT WORKED AND PAID
4.1 During each 12 (twelve) month period of validity of the Contract, the Contractor may invoice the Contracting Party the equivalent of 10 (ten) consecutive unworked days, which will be paid to him, according to the unit value stipulated in item 3.1 above.
4.2 Until 06/30/2015, the Contractor may bill up to 6 (six) Non-Consecutive Weeks, for days not worked, in the same terms of item 4.1 above.
4.2.1  The term “Week” used in item 4.2 above must be understood as a consecutive period of 5 (five) working days.
4.2.2  The term “Non-Consecutive” used in item 4.2 above must be understood as requiring that between one week and another, of unworked days, occur at least one week, from Monday to Friday, with at least, every working day worked.
4.2.3  If the Contractor, for whatever reason, does not make use of any number of days available as a result of item 4.2 above, until the term indicated in the same item, its right to do so will lapse, nothing being able to request or complain in this regard, in any capacity, time and form.
5. OBLIGATIONS OF THE CONTRACTING PARTY
5.1 The Contracting Party undertakes to:

5.1.1  provide transportation, accommodation and food to the Contractor’s personnel, when the Services are provided at the location of the Contracting Party’s projects;
5.1.2  to supervise, on a daily basis, the work carried out, being certain, however, that such supervision, or its eventual lack, will not imply alteration of the obligations the Contractor;
5.1.3  to pay on time for the Services provided.
6. CONTRACTOR’S OBLIGATIONS
6.1 The Contractor undertakes to:
6.1.1  perform the Services within the specifications, standards and norms defined by the Contracting Party;
6.1.2 present, whenever requested by the Contracting Party, a detailed progress report on the work;
6.1.3  allow the Contracting Party to monitor the provision of the Services at any time; provide their employees or third parties at their service with the Personal Protective Equipment (PPE) of mandatory use in the service areas, and train their employees to use them and demand their use from them;
6.1.4  redo, at its expense, any Services that, through its fault, may be considered by the Contracting Party as insufficient or inadequate;
6.1.5  preserve and keep the Contracting Party safe from any claims, demands, complaints and representations of any nature, arising from its action or from its suppliers, service providers or employees, being obliged to promptly reimburse the Contracting Party for any expenses incurred because of such claims;
6.1.6  be liable for any damage or loss caused to the Contracting Party or to third parties, due to the action or omission of its personnel, as a result of the performance of the Services;
6.1.7  perform the Services through duly registered, qualified and trained employees;
6.1.8  present, when requested by the Contracting Party, proof of payment of charges due as a result of the performance of the Services,
6.1.9  including contributions related to INSS, FGTS, insurance against risk and accidents at work, taxes, and the updated list of employees designated for the execution of the Services.
7. TERM
7.1       The term of this Agreement is indefinite.

8. ASSIGNMENT
8.1    The Contractor is prohibited from assigning, transferring or this Agreement, as well as subcontracting in part, or in whole, the Services and/or any other rights and obligations arising from this Agreement, except with the prior and express authorization of the Contracting Party.  It is also forbidden for the Contractor to withdraw duplicates or any other securities due to the payments adjusted in this Agreement.
9. CONFIDENTIALITY
9.1    The Contractor is responsible for keeping any and all information made available to him by the Contracting Party, or to which the Contracting Party had access as a result, directly or indirectly, of the provision of the Services, including, but not limited to, information of a nature technical, operational or commercial (the “Confidential Information”).
9.2    The Contractor undertakes to: (i) use Confidential Information exclusively to comply with the scope of the Agreement; (ii) treat Confidential Information with due confidentiality and do not disclose it to third parties; (iii) not producing any type of copy or back up of the Confidential Information; (iv) at any time, upon request by the Contracting Party, immediately return or destroy the Confidential Information, being obliged to no longer use it; (v) in the event of a court order for the disclosure of Confidential Information, inform the Contracting Party immediately, in writing, in order to allow it to take the measures it deems appropriate.
10. TERMINATION
10.1    This Agreement may be terminated (i) in the event of a breach or default of any of its clauses and provisions, regardless of notification and any period in advance (“Motivated Termination”) or (i) at any time, by the Parties, upon notice written at least 30 (thirty) days in advance (“Unemployed Termination”).

    10.2    Exceptionally, the Contracting Party will be entitled to receive the Termination Bonus, in addition to the 30 (thirty) days referred to in 10.1 above, only in case of Termination (motivated, made by the Contracting Party, within the period of 12 (twelve) months from the event of Alteration of the Contracting Party’s Control.

10.2.1  For the purposes of this Agreement, “Termination Bonus”, if applicable, will be calculated by adding (i) the amount equivalent to 12 (twelve) times the monthly amount defined in Clause 3 above, in force at the time of termination, (ii) the amount equivalent to the sum of the special bonuses billed for any title in the last 12 (twelve) months, pursuant to clause 11 below.
10.2.2  The Termination Bonus will only be due in the case of a motivated Termination made by the Contracting Party, after a Change of Control, but within the first 12 (twelve) months counted from such a Change of Control event.
10.2.3  No Termination Bonus will apply: (i) in the case of Termination (motivated not preceded by a Change of Control, (ii) after the expiration of 12 (twelve) months from the Change of Control event, nor (iii) in the case of Motivated Termination.

10.3    For the purposes of this Agreement, “Change of Control” means the occurrence of one of the following events:
10.3.1  The Contracting Party, or the company that directly or indirectly controls the Contracting Party, undergoes a restructuring through merger, spin-off or incorporation;
10.3.2  The Contracting Party, or the company that controls directly or indirectly the Contracting Party, its control is acquired, either through shares, bonds or by any other direct or indirect means that guarantees the control power of the Contracting Party or its parent company, by a person or entity that on the date of signing this Agreement has no control over the Contracting Party or its parent company;
10.3.3  The Contracting Party, or the company that directly or indirectly controls the Contracting Party, sells more than 50% of its assets to any person or entity; or
11. PERFORMANCE GRATIFICATION
11.1   The Contracting Party may, by way of exception, in exceptional cases and at its free, sole and exclusive discretion, authorize the invoicing, by the Contractor, of extra values, as a special bonus, in cases of outstanding performance and / or success in the conduct of the Services contracted (“Performance Bonus”), without this implying, under any circumstances, altering the terms of this Agreement, nor any right acquired by the Contracting Party.
11.2          The Contracting Party, or related party of the Contracting Party, may also, by way of liberality, in exceptional cases and at its free, sole and exclusive discretion, grant the Contractor or its related party, stock options of the Contracting Party or its related party, as a special bonus, in cases of outstanding performance and / or success in conducting the contracted services, without this implying, under any circumstances, in changing the terms of this Agreement, nor in the right acquired by the Contractor.
11.3    The provision of this clause does not, under any circumstances, enable the Contractor to collect any amount as a performance bonus.
11.4    Any eventual payments of special performance bonuses do not imply the possibility of such payment happening again, even if the same conditions that justified the previous payment are repeated.
  11.5    The Contractor did not consider the performance bonus in the formation of the price stipulated in clause 3 above, and recognizes that it can provide the services now contracted without receiving any value as a performance bonus, regardless of the period of time in which such services are provided.
12. COMMUNICATIONS
12.1     Communications between the Parties must be made between the following persons, by email, fax and / or correspondence, at the following addresses:

12.1.1	For the Contracting Party:	Rita de Cassia Meott Phone: (31) 3505-5216 Email: rmeott@forbesmanhattan.com.br
12.1.2	For the Contractor:	Guilherme Andrade dos Anjos Jacome Phone: 031 9739-5091 Email: jacome.guilherme@gmail.com

13. GENERAL CONDITIONS
13.1    A judicial declaration of nullity, in whole or in part, of one or more clauses or provisions established in this Agreement, will not result in the nullity of the entire Agreement.
13.2    The Parties declare that: (a) the respective representative, in this instrument, has legitimacy to effectively represent it; (b) the execution of this instrument and the consequent acts of it do not violate provisions of the respective constitutive acts; (c) all corporate authorizations required for its execution have been obtained.
13.3    This Agreement is executed based on the principles of loyalty, probity and good faith, in the form of the caput of art. 422 of the Civil Code, so that neither Party may use subterfuge to avoid compliance with any of the obligations assumed herein.
13.4                 The clauses and conditions of this Contract exceed and revoke any other adjustments, written or verbal, perhaps previously signed between the Contracting Party and the Contracting Party.
13.5     The tolerance of one of the Parties as to the delay or default of the other will be considered as simple liberality and will not constitute in any hypothesis any waiver of right or novation of obligation.
13.6                  The Parties expressly acknowledge that there is no employment relationship between them, each of which is responsible for all tax, legal and labor obligations arising from any claim or demand, or administrative or judicial requirement, related to the respective employees or related third parties.
13.7               The Parties recognize and declare that this Agreement does not generate any relationship of partnership, association, joint venture or any form of corporate bond between them.
13.8              This Agreement may be amended by mutual agreement by the Parties, upon the execution of the competent contractual amendment.
14. FORUM
14.1    The parties elect the jurisdiction of the District of Belo Horizonte, Minas Gerais, to settle any disputes arising from this Agreement.
Thus adjusted, the parties sign this instrument, in two copies, before two witnesses.

Belo Horizonte, MG, November 17, 2014.
/s/Helio Botelho Diniz	/s/Guilherme Andrade dos Anjos Jacome
POTASSIO DO BRASIL LTDA. Helio Botelho Diniz Witnesses:	JACOME GESTAO DE PROJETOS LTDA Guilherme Andrade dos Anjos Jacome
Rita de Cassia Meott Identidade: 03148751-5 – I FP/RJ CPF/MF: 265.960677-34	Marina Fagundes Carvalho Identidade: 20.479.856-5 - SSP/SP CPF/MF: 261.737.838/19